U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number: 001-34738

LUOKUNG TECHNOLOGY CORP.

LAB 32, SOHO 3Q, No 9, Guanghua Road,

Chaoyang District, Beijing

People’s Republic of China, 100020

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 3, 2018, Luokung Technology Corp., a corporation organized under the laws of the British Virgin Islands (the “Company”), Topsky Info-tech Holdings Pte Ltd., a corporation organized under the laws of Singapore and the Company’s wholly-owned subsidiary (“Topsky”), and C Media Limited, a corporation organized under the laws of the Cayman Islands (“C Media”), entered into an Addendum to Asset Exchange Agreement (the “Addendum”), pursuant to which the parties thereto modified certain of the terms of that Asset Exchange Agreement, dated January 25, 2018, by and between the Company and C Media (the “Original Agreement”).

Pursuant to the terms of the Addendum, the Company will retain ownership of the issued and outstanding equity interests in Topsky, as well as certain intellectual property rights held by Topsky (the “IP Rights”), which were contemplated to be transferred to C Media under the terms of the Original Agreement, and transfer all issued and outstanding equity interests of Xi’an Softech Co. Ltd. (“Xi’an Softech”) to C Media. Topsky will assume the obligations of C Media, Xi’an Softech, and their respective subsidiaries and contractually-controlled entities, under those agreements and contracts that incorporate or use the IP Rights. As further consideration for its retention of the issued and outstanding equity interests of Topsky and the IP Rights, the Company will pay all expenses associated with the transfer of the issued and outstanding equity interests of Xi’an Softech to C Media.

The description contained herein of the terms of the Addnedum does not purport to be complete and is qualified in its entirety by reference to the Addendum, a copy of which is attached hereto as Exhibit 10.1 and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUOKUNG TECHNOLOGY CORP.

October 4, 2018	By:	/s/ Xuesong Song
Xuesong Song
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

Exhibit Index

Exhibit Number	Description
10.1	Addendum to Asset Exchange Agreement, dated October 3, 2018, by and among Luokung Technology Corp., Topsky Info-tech Holdings Pte Ltd., and C Media Limited.

3